Contact

www.linkedin.com/in/christopher-d-allen (LinkedIn)

Top Skills

Microsoft Excel
PowerPoint
Leadership

Languages

French (Elementary)
English (Native or Bilingual)

Certifications

Certified Management Accountant

Publications

New York Times: The View From Notre Dame

Chris Allen

Co-Founder at Osena Spiked Coconut Water I Wharton MBA I Ex-JNJ Corporate Finance
New York City Metropolitan Area

Summary

I am a recent graduate of the full-time MBA program at the Wharton School and, along with my business partner Vicente Surraco, I am the co-founder of Osena Spiked Coconut Water, an innovative new product in the flavored malt beverage category.

In this role I combine my previous expertise in finance at Johnson & Johnson, my startup experience working with Faherty Brand, and my Wharton majors of Entrepreneurship and Marketing.

Founded on the spirit that you have the power to live a balanced life fueled by adventure, Osena creates better-for-you alcohol options crafted for the ambitious and health-conscious fun seeker.

Always looking for dynamic new business partners. Please feel free to reach out to work with us.

Experience

Osena Spiked Coconut Water
Co-Founder
September 2019 - Present (3 years 6 months)
New Jersey, United States

The Wharton School
Full-Time MBA Candidate
August 2018 - May 2020 (1 year 10 months)
Greater Philadelphia Area

Faherty Brand
Strategy & Finance MBA Intern
May 2019 - September 2019 (5 months)
Greater New York City Area

Johnson & Johnson

5 years 2 months

Senior Financial Analyst

June 2015 - June 2018 (3 years 1 month)

New Brunswick, New Jersey

Senior Financial Analyst supporting WW Pharmaceutical Financial Planning & Analytics:

- Top graduate of 50-person Finance Leadership Development program encompassing two years of rotational work experience.
- Served as financial lead for ad hoc decision and reporting analytics for all financial metrics of $30B+ WW Pharmaceutical business. Drove value through analysis of WW P&L, Cash Flow Statement and other key schedules.
- Spearheaded innovative ‘return on capital’ project for J&J executive committee and Pharmaceutical leadership, informing leadership investment decisions across five key therapeutic areas for long-range plan.
- Engineered, tested and communicated all aspects of financial system 'copy-over' process for Cash Flow reporting, enabling focus on material operating companies. Initiative saved significant time for financial reporting teams at over 30 J&J operating companies.
- Developed as a people leader -- in addition to directly supervising an FLDP, trained four groups of college/experienced hires in Pharmaceutical Finance, and developed first-ever standardized intern training in worldwide forecasting for Boot Camp event.
- Chosen as "NextGen" leader to give TED Talk at Johnson & Johnson Global Finance Summit.

Financial Analyst

May 2014 - May 2015 (1 year 1 month)

Titusville, New Jersey

Second rotation of Finance Leadership Development Program (FLDP):

- Led team of over 200 commercial business partners in managing $150MM + in promotional spend for HIV and Hepatitis C portfolio drugs; consistently provided best-in-class analytical support and managed spend to within 1% of plan.
- Provided analytical and decision support to marketing leaders in support of OLYSIO — the most successful drug launch in J&J history — including extensive financial modeling of investment decisions and access models.

- Promoted to Senior Financial Analyst after successful completion of second rotation/overall program objectives.
- Spoke as FLDP Commencement Speaker to audience including J&J CFO

Associate Financial Analyst
May 2013 - May 2014 (1 year 1 month)
New Brunswick, New Jersey

First rotation of Finance Leadership Development Program (FLDP):

- Provided budget, forecast and business partner support to $300MM+ Human Resources budget, properly calculated and allocated costs across the WW Enterprise.
- Accurately and creatively completed strategic and ad-hoc project support to J&J Enterprise Standards and Productivity HR initiative.
- Redesigned process of quarterly expense reporting to Executive Committee member.
- Engineered new Latest Thinking process to accurately forecast worldwide functional expense within 1% of actuals.
-Promoted to Financial Analyst after successful completion of first rotation objectives.

University of Notre Dame
Sports Editor
September 2009 - May 2013 (3 years 9 months)

- Ascended from entry-level position to Sports Editor in just over two years, without formal journalism education, to lead staff of 30+ sports writers in providing daily coverage to Notre Dame's world-famous Varsity Athletics Department.
- Led weekly production of Irish Insider football insert, distributed campus-wide to 10,000+ fans at each Notre Dame home game.
- Coordinated partnership with New York Times sports blog ahead of 2013 BCS National Championship Game. Published in New York Times sports blog.
- Demonstrated commitment to people development by promoting new training and writer development protocols.

KPMG
Federal Tax Intern
June 2012 - August 2012 (3 months)
Short Hills, New Jersey

- Provide Federal and state tax return compliance services to KPMG clients in the New York Metro business unit.

- Prepare Internal Revenue Service forms 1120, 1120S and 1065 covering C-corporations, S-corporations, and partnerships using information provided by clients.
- Liaison and communicate with KPMG's India-based Q-Center to plan and execute basic tax return preparation and trial balance coding.

National Football League
Public Relations Intern
August 2011 - December 2011 (5 months)

- Provide weekly website content for newly-launched NFLUK.com analyzing American football for a UK audience.
- Interface with UK-based fans through social media to promote NFL overseas initiatives, events and television broadcasts.
- Manage credentialing requests for media in advance of NFL International Series game in October 2011.
- Assist administration of large-scale events such as NFL Fan Rally, NFLUK Combine and NFL International Series at Wembley Stadium.

Ivy Insiders
Branch Manager
May 2011 - August 2011 (4 months)
East Brunswick, New Jersey

- Standout participant in prestigious program, designed to provide high-performing students at elite universities with entrepreneurial experience in their hometowns.
- Drove $27,000 in revenue in three months at 60% margin as owner of seven-employee business with 30+ clients.
- Analyzed market demographics and adapted company-provided business plan offerings to cater to upscale client base -- chosen as "employee spotlight" for this flexibility.

Education

The Wharton School
Master of Business Administration - MBA, Strategic Management & Marketing · (2018 - 2020)

University of Notre Dame
Bachelor of Business Administration (B.B.A.), Accountancy · (2009 - 2013)

University of Notre Dame --London Program

Bachelor of Business Administration (BBA), Accounting · (2011 - 2011)

Villanova University

Master's Certificate, Business and Law of Sports · (2014 - 2015)